Exhibit 4.1

ARTICLES OF AMENDMENT

TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

C3IS INC.

Under Section 90 of the

Republic of the Marshall Islands Business Corporations Act

C3IS INC., a corporation incorporated in and existing under the law of the Republic of the Marshall Islands (the “Corporation”), hereby certifies as follows:

(a) The name of the Corporation is: C3IS INC.

(b) The Corporation was originally incorporated by filing Articles of Incorporation in the Republic of The Marshall Islands on July 25, 2022. Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations of the Republic of the Marshall Islands on June 13, 2023 (as so amended, restated and corrected, the “Articles of Incorporation”). A Statement of Designation was filed pursuant to Section 35(5) of the Business Corporations Act on June 20, 2023 in respect to the rights, preferences and privileges of the 5.00% Series A Cumulative Convertible Perpetual Preferred Stock of the Corporation.

(c) The Amended and Restated Articles of Incorporation are hereby amended by inserting the following as a new paragraph into Section FOURTH immediately following the last paragraph therein:

(d) Reverse Stock Split. As of 11:59 p.m. Eastern time on April 11, 2024 (the “Reverse Stock Split Effective Date”), each one hundred (100) shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Date either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that in lieu of issuing any such fractional shares, fractional shares resulting from the Reverse Stock Split will be rounded down to the nearest whole share and provided, further, that stockholders who would otherwise be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the Reverse Stock Split will receive a cash payment (without interest and subject to applicable withholding taxes) in an amount per share equal to the closing price per share of Common Stock on the Nasdaq Stock Market on the trading day immediately preceding the Reverse Stock Split Effective Date, as adjusted for the reverse stock split as appropriate. Each certificate, if any, that immediately prior to the Reverse Stock Split Effective Date represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above. The reverse stock split described in this paragraph shall not change the number of shares of Common Stock authorized to be issued or the par value of the Common Stock. No change was made to the number of registered shares of Preferred Stock the Corporation is authorized to issue or to the par value of the Preferred Stock.

(d) This amendment to the Amended and Restated Articles of Incorporation was authorized by actions of the Board of Directors and shareholders of the Corporation as required by the BCA.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to Amended and Restated Articles of Incorporation to be signed as of the 11th day of April, 2024, by its Chief Executive Officer, who hereby affirms and acknowledges, under penalty of perjury, that these Articles of Amendment are the act and deed of the Corporation and that the facts stated herein are true.

C3IS INC.

By:	/s/ Diamantis Andriotis
Name: Diamantis Andriotis
Title: Chief Executive Officer